UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Schedule 13 G

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Tellabs, Inc.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

879664100

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(CUSIP Number)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

CUSIP NO. 879664100 13G

  NAME OF REPORTING PERSONS

  S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Michael J. Birck, ###-##-####

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a)  (  ) (b) (  )

  SEC USE ONLY

  CITIZENSHIP OR PLACE OF ORGANIZATION

  United States

                   5.     SOLE VOTING POWER

  NUMBER                  13,256,574
  OF SHARES
  BENEFICIALLY
  OWNED BY
  REPORTING
  PERSON
  WITH

                   6.     SHARED VOTING POWER
                          25,638,000

                   7.     SOLE DISPOSITIVE POWER
                          13,255,597

                   8.     SHARED DISPOSITIVE POWER
                          25,638,977

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    37,726,574

    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    (x)

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.17%

    TYPE OF REPORTING PERSON*

    IN

  *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 879664100 13G

    NAME OF REPORTING PERSONS

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Katherine R. Birck, ###-##-####

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  (  ) (b)  (  )

    SEC USE ONLY

    CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

                   5.    SOLE VOTING POWER

  NUMBER                 1,168,000
  OF SHARES
  BENEFICIALLY
  OWNED BY
  REPORTING
  PERSON
  WITH

                   6.    SHARED VOTING POWER
                         37,726,574

                   7.    SOLE DISPOSITIVE POWER
                         1,168,000

                   8.    SHARED DISPOSITIVE POWER
                         37,726,574

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,168,000

    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    (x)

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    ..28%

    TYPE OF REPORTING PERSON*

    IN

  *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 879664100 13G

    NAME OF REPORTING PERSONS

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Oak Street Investments, L.P., a Delaware limited partnership

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  (  )  (b)  (  )

    SEC USE ONLY

    CITIZENSHIP OR PLACE OF ORGANIZATION

    A Delaware limited partnership

                     5.  SOLE VOTING POWER

  NUMBER                 0
  OF SHARES
  BENEFICIALLY
  OWNED BY
  REPORTING
  PERSON
  WITH

                     6.  SHARED VOTING POWER
                         24,470,000

                     7.  SOLE DISPOSITIVE POWER
                         0

                     8.  SHARED DISPOSITIVE POWER
                         24,470,000

    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,470,000

    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    (   )

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    5.95%

    TYPE OF REPORTING PERSON*

    PN

  *SEE INSTRUCTIONS BEFORE FILLING OUT!

  Item 1(a)    Name of Issuer:

               Tellabs, Inc.

  Item 1(b)    Address of Issuer’s Principal Executive Offices:

               One Tellabs Center
               1415 W. Diehl Road
               Naperville, Illinois 60563

  Item 2(a)-(c)  Name, Principal Business Address and
                 Citizenship of Persons Filing:

  This statement is being filed by Michael J. Birck. Mr. Birck’s principal place of business is One Tellabs Center, 1415 W. Diehl Road, Naperville, IL 60563. Mr. Birck is a United States citizen.

  Katherine R. Birck is the spouse of Michael J. Birck. Mrs. Birck’s residence is 744 South Oak Street, Hinsdale, Illinois 60521. Mrs. Birck is a United States citizen.

  Oak Street Investments, L.P. is a Delaware limited partnership whose principal place of business is 744 South Oak Street, Hinsdale, Illinois 60521. Mr. and Mrs. Birck are both general partners of Oak Street Investments, L.P.

  With respect to Mr. Birck, this statement relates only to Mr. Birck’s indirect ownership of shares of Common Stock of Tellabs, Inc. owned directly by Oak Street Investments, L.P. and the Tellabs Retirement Plan, and certain shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck. Mr. Birck disclaims beneficial ownership of 1,168,000 shares owned by his spouse, Katherine R. Birck.

  With respect to Mrs. Birck this statement relates only to 1,168,000 shares of Common Stock of Tellabs, Inc. owned directly by Mrs. Birck. Mrs. Birck disclaims beneficial ownership of shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck, the Tellabs Retirement Plan and Oak Street Investments, L.P.

  Item 2(d)    Title of Class of Securities

               Common Stock

  Item 2(e)    CUSIP Number:

               879664100

  Item 3.      Not applicable.

  Item 4.      Ownership.

    Michael J. Birck

  -----------------

      Amount Beneficially Owned: 37,726,574 Shares (excludes 1,168,000 shares of which the reporting person disclaims beneficial ownership) (1)

      Percent of Class: 9.17%

      Number of shares as to which such person has:

      sole power to vote or to direct the vote: 13,256,574 (includes 977 shares held by the Tellabs Retirement Plan on behalf of Mr. Birck and excludes 24,470,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)(1)

      shared power to vote or to direct the vote: 25,638,000 (1) (includes 24,470,000 held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)

      sole power to dispose or to direct the disposition of : 13,255,597 (excludes 977 shares held by the Tellabs Retirement Plan, 24,470,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)

      shared power to dispose or to direct the disposition of: 25,638,977 (1) (includes 977 shares held by the Tellabs Retirement Plan, 24,470,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)

        B. Katherine R. Birck

  ------------------

      Amount Beneficially Owned: 1,168,000 Shares (excludes 37,726,574 shares of which the reporting person disclaims beneficial ownership)(1)

      Percent of Class: .28%

      Number of shares as to which such person has:

      sole power to vote or to direct the vote: 1,168,000 (excludes 24,470,000 shares held by Oak Street Investments, L.P. and 13,256,574 shares held by or on behalf of Mr. Birck)

      shared power to vote or to direct the vote: 37,726,574 (1) (includes 24,470,000 shares held by Oak Street Investments, L.P. and 13,256,574 shares held by or on behalf of Mr. Birck)

      sole power to dispose or to direct the disposition of: 1,168,000 (excludes 24,470,000 shares held by Oak Street Investments, L.P. and 13,256,574 shares held by or on behalf of Mr. Birck)

      shared power to dispose or to direct the disposition of: 37,726,574 (1) (includes 24,470,000 shares held by Oak Street Investments, L.P. and 13,256,574 shares held by or on behalf of Mr. Birck)

      C. Oak Street Investments, L.P.

  ----------------------------

      Amount Beneficially Owned: 24,470,000

      Percent of Class: 5.95%

      Number of shares as to which such person has:

      sole power to vote or to direct the vote: 0

      shared power to vote or to direct the vote: 24,470,000

      sole power to dispose or to direct the disposition of: 0

      shared power to dispose or to direct the disposition of: 24,470,000

  (1) The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

  Item 5.    Ownership of Five Percent or Less of a Class.

             Not Applicable.

  Item 6.    Ownership of More than Five Percent on Behalf
             of Another person.

             Not Applicable.

  Item 7.    Identification and Classification of the
             Subsidiary Which Acquired the Security
             Being Reported on by the Parent Holding
             Company.

             Not Applicable.

  Item 8.    Identification and Classification of Members
             of the Group.

             Not Applicable.

  Item 9.    Notice of Dissolution of Group.

             Not Applicable.

  Item 10.   Certification.

             Not Applicable.

  SIGNATURE
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  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: February 7, 2003

                           MICHAEL J. BIRCK

                           /s Michael J. Birck

                           KATHERINE R. BIRCK

                           /s Katherine R. Birck

                           OAK STREET INVESTMENTS, L.P.

                           By:  /s Michael J. Birck

                                 MICHAEL J. BIRCK

  Exhibit Index

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  Exhibit                                Found on
  --------                               Sequentially
                                         Numbered Page
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  Exhibit A: Agreement of Joint filing                  9

  Exhibit A
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  Agreement of Joint Filing
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  The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 7, 2003, containing the information required by Schedule 13G, for the 13,256,574 Shares of the Common Stock of Tellabs, Inc., held by or on behalf of Michael J. Birck the 1,168,000 shares of the Common Stock of Tellabs, Inc. held by Katherine R. Birck and the 24,470,000 shares of the Common Stock of Tellabs, Inc. held by Oak Street Investments, L.P.

  Dated: February 7, 2003

                           MICHAEL J. BIRCK

                           /s Michael J. Birck

                           KATHERINE R. BIRCK

                           /s Katherine R. Birck

                           OAK STREET INVESTMENTS, L.P.

                           By:  /s Michael J. Birck

                                 MICHAEL J. BIRCK